UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33347

CUSIP Number: 043176106

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Aruba Networks, Inc.

Full name of registrant

Former name if applicable

1344 Crossman Ave.

Address of principal executive office (Street and number)

Sunnyvale, CA 94089-1113

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aruba Networks, Inc. (the “Registrant”) requires additional time to complete its assessment of the review, analysis and testing of the design and operating effectiveness of the Registrant’s internal control over financial reporting, principally stemming from deficiencies identified in the Registrant’s information technology (IT) controls, which will be included with the filing of the Registrant’s Annual Report on Form 10-K (the “Annual Report”) for the Registrant’s fiscal year ended July 31, 2012. This delay could not be eliminated by the Registrant without unreasonable effort or expense. Accordingly, the Registrant is unable to file the Annual Report on a timely basis.

The Registrant does not expect any adjustments to its financial results for the fourth quarter and fiscal year ended July 31, 2012, as previously announced on August 23, 2012, resulting from the completion of its assessment of its internal control over financial reporting.1 The Registrant expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Galvin	(408)	329-5110
(Name)	(Area Code)	(Telephone Number)

[1]	This notification contains forward-looking statements, including the statement that the Registrant does not expect the delay in filing its Annual Report to result in any adjustments to its financial results for the fourth quarter and fiscal year ended July 31, 2012, as previously announced on August 23, 2012 (the “Announced Financial Results”). These forward-looking statements involve risks and uncertainties, as well as assumptions which, if they do not fully materialize or prove incorrect, could cause these expectations to differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties that could cause these expectations to differ materially from those expressed or implied by such forward-looking statements include the risks that (i) the completion of the Registrant’s assessment and/or the audit by the Registrant’s independent registered public accounting firm of the Registrant’s internal control over financial reporting for the fiscal year ended July 31, 2012, results in an adjustment, material or otherwise, to the Announced Financial Results, (ii) growth in the Registrant’s business, which has placed and continues to place significant demands on the Registrant’s IT infrastructure and other resources, could adversely impact the Registrant’s internal control over financial reporting, and (iii) the Registrant may not be able to effectively improve and expand its information technology (IT) and financial infrastructure, and operating and administrative systems and controls. Additional risks and uncertainties are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2012, which was filed with the SEC on June 7, 2012, and is available on the Registrant’s investor relations website at www.arubanetworks.com and on the SEC’s website at www.sec.gov. All forward-looking statements contained herein are based on information available to the Registrant as of the date hereof, and the Registrant assumes no obligation to update these forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aruba Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 1, 2012	By:	/s/ MICHAEL GALVIN
Michael Galvin
Chief Financial Officer